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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 8)

                                 MAXSERV, INC.
                              (NAME OF THE ISSUER)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.*
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

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                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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  Sears, Roebuck and Co. and Max Acquisition Delaware Inc.* hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, and in the revised Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  Item 10 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

  On March 21, 1997, payment was made for 128,791 Shares that were tendered pursuant to the Offer and thereafter accepted for purchase on March 17, 1997, but which had been subject to guarantees of delivery. At the completion of the Offer, a total of 10,729,516 Shares were tendered and purchased. As previously disclosed, all such Shares were canceled on March 18, 1997, in connection with the merger of Purchaser with and into MaxServ, Inc.


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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 21, 1997                     Max Acquisition Delaware Inc.*

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary


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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.